Exhibit 99.1

News Release

Stantec announces approval of Normal Course Issuer Bid

EDMONTON, AB; NEW YORK, NY (November 5, 2015) TSX, NYSE:STN

Stantec Inc. (“Stantec”) announced today that its Notice of Intention to make a Normal Course Issuer Bid has been filed with and approved by the Toronto Stock Exchange (the “TSX”). Pursuant to the Notice, Stantec may purchase up to 3,774,179 common shares, representing approximately 4% of Stantec’s 94,354,476 issued and outstanding common shares as of November 1, 2015. The purchases may commence on November 10, 2015, and will terminate no later than November 9, 2016. Except for block purchases permitted under the rules and policies of the TSX, the number of shares to be purchased per day will not exceed 56,676 or approximately 25% of the average daily trading volume for the six full calendar months prior to October 31, 2015. Stantec will make the purchases on the open market through the facilities of the TSX or any alternative Canadian trading system, and the prices that Stantec will pay for any common shares will be the market price of such shares at the time of acquisition. All shares purchased by Stantec will be cancelled.

Stantec believes that, from time to time, the market price of its common shares does not fully reflect the value of its business and its future business prospects. As a result, Stantec believes at such times that its outstanding common shares represent an attractive investment for Stantec and an appropriate and desirable use of its available funds. This capital deployment strategy is consistent with Stantec’s priority of maintaining balance sheet strength, while reinvesting in organic and acquisitive growth, paying down debt, and increasing dividends, all of which contribute to enhanced shareholder returns.

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites more than 15,000 employees working in over 250 locations. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at www.stantec.com.

Investor Contact

Sonia Kirby

Stantec Investor Relations

Ph: (780) 616-2785

sonia.kirby@stantec.com

Design with community in mind